INDOSAT AGMS

APPROVES CHANGES TO THE COMPOSITION OF BOARD OF DIRECTORS

Jakarta, May 22, 2014, PT Indosat Tbk (“Indosat” or the “Company”) today held its Annual General Meeting of Shareholders (“AGMS” or the “Meeting”) at the Company’s headquarters.

The AGMS has, among other things, passed the following resolutions:

(1)

To approve the annual report of the Company for the financial year ended 31 December 2013 and to ratify the financial statements of the Company for the financial year ended 31 December 2013 which have been audited by the Office of Public Accountant Purwantono, Suherman & Surja based on their report No. RPC-5648/PSS/2014, dated April 24, 2014; and to approve the full release and discharge of the members of the Board of Commissioners from their supervisory responsibilities and of the members of the Board of Directors from its managerial responsibilities in relation to the Company, to the extent that their actions are reflected in the annual report and financial statements of the Company for the financial year ended 31 December 2013 and such actions do not conflict with or violate the prevailing laws and regulations;

(2)

Remuneration of the Board of Commissioners of the Company for 2013;

(3)

To delegate authority to the Board of Commissioners with the right of substitution to appoint the Company’s Independent Auditor to audit the Company’s financial statements for the year 2014 including to determine the terms and conditions of such appointment and to appoint a replacement for the Company’s Independent Auditor should the Independent Auditor duly appointed by the Board of Commissioners cannot fulfill or implement its task for any reason whatsoever, based on the prevailing rules and regulation;

(4)

Approval for the composition of the Board of Commissioners of the Company as of the closing of this Meeting until the closing of the Annual General Meeting of Shareholders in the year 2016 (in accordance with the Articles of Association of the Company) as follows:

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H.E Sheikh Abdulla Mohammed S.A.  Al-Thani, President Commissioner

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Dr. Nasser Mohammed Marafih, Commissioner

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Mr. Rachmad Gobel, Commissioner

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Mr. Rionald Silaban, Commissioner

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Mr. Beny Roelyawan, Commissioner

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Ms. Cynthia Alison Gordon, Commissioner

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Mr. Soeprapto, Independent Commissioner

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Mr. Chris Kanter, Independent Commissioner

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Mr. Richard Farnsworth Seney, Independent Commissioner

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Mr. Rudiantara, Independent Commissioner;

(1)

Approval for the changes in the composition of the Company’s Board of Directors as of the closing of this Meeting until 31 October 2014 as follows:

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Mr. Alexander Rusli, President Director (also assume the role as Independent Director)

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Mr. Curt Stefan Carlsson, Director

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Mr. Fadzri Sentosa, Director

-

Mr. Joy Wahjudi, Director

And approval for the changes in the composition of the Company’s Board of Directors as of 1 November 2014 until the close of the Annual General Meeting of Shareholders in the year 2015 (in accordance with the Articles of Association of the Company) as follows:

-

Mr. Alexander Rusli, President Director (also assume the role as Independent Director)

-

Mr. Curt Stefan Carlsson, Director

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Mr. Fadzri Sentosa, Director

-

Mr. Joy Wahjudi, Director

-

Mr. John Martin Thompson, Director

(1)

To delegate the authority to the Board of Commissioners in accordance with Article 92 paragraph (5) of the Law No 40 of 2007 on Limited Liability Company, based on the President Director’s proposal:

(i)

to determine the distribution of duties and responsibilities of the members of the Board of Directors of the Company (to the extent not determined by the General Meeting of Shareholders); and/or

(ii)

to change the distribution of duties and responsibilities of the members of the Board of Directors of the Company from time to time.

The Company’s formal announcement of the resolution of the AGMS will be announced in newspaper on May 26, 2014.

On the same date, the Company held its 2014 Annual Public Expose where the Company presents its latest performance results.

For further information please contact:

Investor Relations & Corporate Secretary

Corporate Communications

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax:

62-21-30003757

Fax:

62-21-30003754

Email:

investor@indosat.com

Website:

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia, which provides cellular, fixed line, data communication, and internet. In the end of the year 2013, it has 59.6 million cellular customers through its brands, Indosat IM3, Indosat  Mentari, and Indosat Matrix. Indosat operates IDD services with access codes 001, 008 and Flatcall 01016. Additionally, it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is a subsidiary of the Ooredoo. Indosat shares are listed in the Indonesia Stock Exchange (IDX:ISAT).

About Ooredoo

Ooredoo is a leading international communications company delivering mobile, fixed, broadband internet and corporate managed services tailored to the needs of consumers and businesses across markets in the Middle East, North Africa and Southeast Asia. As a community-focused company, Ooredoo is guided by its vision of enriching people’s lives and its belief that it can stimulate human growth by leveraging communications to help people achieve their full potential. Ooredoo has a presence in markets such as Qatar, Kuwait, Oman, Algeria, Tunisia, Iraq, Palestine, the Maldives, Myanmar and Indonesia. The company was named “Best Mobile Operator of the Year” at the World Communication Awards 2013.

The company reported revenues of US$9.3 billion in 2013 and had a consolidated global customer base of more than 95 million people as of 31 December 2013. Ooredoo’s shares are listed on the Qatar Exchange and the Abu Dhabi Securities Exchange.

www.ooredoo.com

Twitter: @Ooredoo

Facebook: facebook.com/ooredoogroup

LinkedIn: http://www.linkedin.com/company/ooredoo

Disclaimer

This document may contain certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends